Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

April 25, 2019

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Valley National Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-11277

Dear Division of Corporate Finance:

We are in receipt of your letter dated April 15, 2019 (the “Comment Letter”) concerning the above-captioned filing of Valley National Bancorp (or collectively with its subsidiaries referred to as “Valley,” “the Company”, “we,”“our” and “us”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter.

In response to your comments, we intend to include additional disclosure, if applicable, in Valley’s future Form 10-Q and Form 10-K filings with the SEC.

To facilitate your review, we have repeated your comments below in bold type, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements

Note 14 – Tax Credit Investments, page 122

1.	We note you previously invested in mobile solar generators sold and managed by DC solar, which were included in your balance sheet (other assets) and Note 14. As a result of DC Solar’s Chapter 11 bankruptcy protection filing in February 2019 and in an affidavit from a Federal Bureau of Investigation (FBI) special agent that stated that DC Solar was operating a fraudulent "Ponzi-like scheme" as disclosed on page 137, tax credits claimed by you related to your renewable resource investments of approximately $22.8 million between 2013 through 2015 could potentially be disallowed. Please address the following:

•	Tell us and revise future filings to explain and quantify the amount of tax credit investments related to DC solar included in other tax credit investments of $68.1million considering your disclosure on page 122 that other tax credit investments relate in part to renewable energy sources;

April 25, 2019

•	Tell us and disclose in future filings, how you monitor potential impairments in tax credit investments; and

•	Tell us and disclose in future filings, the status of your ASC 740 evaluation and the basis of whether or not an unrecognized tax liability exists for the previous tax credit benefits claimed.

Company Response to the Staff’s First Bullet Point: The aggregate unamortized investment related to our three federal renewable energy tax credit funds sponsored by DC Solar represented approximately $2.4 million (or approximately $800 thousand for each fund) of the $68.1 million of other tax credit investments reported as of December 31, 2018. During the first quarter of 2019, we determined that future cash flows related to the remaining investments in all three funds were not probable based upon new information available, including the sponsor’s current bankruptcy proceeding which were reclassified to Chapter 7 in late March 2019, and we recognized an other than temporary impairment charge for the entire aggregate unamortized investment of $2.4 million. Valley will disclose this non-material investment impairment charge in the Tax Credit Investment note to its Quarterly Report on Form 10-Q for the period ended March 31, 2019.

Company Response to the Staff’s Second Bullet Point: Valley will disclose the following in the Tax Credit Investment note to the consolidated financial statements in its Quarterly Report on Form 10-Q for the period ended March 31, 2019.

Valley recognizes amortization of tax credit investments, including impairment losses, within non-interest expense of the consolidated statements of income using the equity method of accounting. After initial measurement, the carrying amounts of tax credit investments with non-readily determinable fair values, are increased to reflect our share of income of the investee and are reduced to reflect our share of losses of the investee, dividends received and other-than-temporary impairments, if applicable.

The determination of whether a decline in value of a tax credit investment is other than temporary requires significant judgment and is performed separately for each investment. The tax credit investments are reviewed for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. These circumstances can include, but are not limited to the following factors:

•	Evidence that we do not have the ability to recover the carrying amount of the investment;

•	The inability of the investee to sustain earnings;

•	A current fair value of the investment based upon cash flow projections that is less than the carrying amount; and

•	Change in the economic or technological environment that could adversely affect the investee’s operations

On a quarterly basis, we obtain financial reporting on the underlying investment assets for each fund from the Fund Manager who is independent of us and the Fund Sponsor. The financial reporting is reviewed for deterioration in the financial condition of the fund, the level of cash flows and any significant losses or impairment charges. We also regularly review the condition and continuing prospects of the underlying operations of the investment with the Fund Manager, including any observations from site visits and communications with the Fund Sponsor, if available. Annually, we obtain the audited financial statements prepared by an independent accounting firm for each investment, as well as the annual tax returns. Generally, none of the aforementioned review factors are individually conclusive and the relative importance of each factor will vary based on facts and circumstances. However, the longer the expected period of recovery, the stronger and more objective the positive evidence needs to be in order to overcome the presumption that the impairment is other than temporary. If we determine that a decline in value is other than temporary per our quarterly and annual reviews, including current probable cash flow projections, the applicable tax credit investment is written down to its fair value through an impairment charge to earnings, which establishes our investment’s new cost basis.

April 25, 2019

Company Response to the Staff’s Third Bullet Point: Generally, Valley will disclose the material facts set forth below in the Income Taxes note to the consolidated financial statements in its Quarterly Report on Form 10-Q for the period ended March 31, 2019.

From 2013 to 2015, Valley invested in three federal renewable energy tax credit funds (Fund VI, Fund XII and Fund XIX) sponsored by DC Solar and claimed the related federal tax credit benefits of approximately $22.8 million in its consolidated financial statements during the same period. All three funds own mobile solar generator units leased to DC Solar Distributions, which stated its intention to sublease the units to third parties.

An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not (or a likelihood of more than 50 percent), based on the technical merits, that the position will be sustained upon examination. The level of evidence that is necessary and appropriate to support an entity's assessment of the technical merits of a tax position is a matter of judgment that depends on all available information. At each of the investment dates, we obtained two tax opinions from national law firms that should successfully support the recognition of the tax credits in our tax returns if challenged by the IRS. Based upon our review of the tax opinions on the investment’s legal structure, we recognized and measured each tax position at a 100 percent of the tax credit.

Our subsequent measurement of a tax position is based on management’s best judgment given the facts, circumstances, and information available at quarterly reporting date. A change in judgment that results in subsequent derecognition or change in measurement of a tax position taken in a prior annual period (including any related interest and penalties) is recognized as a discrete item in the period in which the change occurs.

In late February 2019, we learned of Federal Bureau of Investigation (FBI) allegations of fraudulent conduct by DC Solar, including information about asset seizures of DC Solar property and assets of its principals and ongoing federal investigations. Since learning of the allegations, Valley has conducted an ongoing investigation coordinated with 10 other DC Solar fund investors, investors' outside counsel and a third party specialist. The facts uncovered to date by the investor group impact each investor differently, affecting their likelihood of loss and the ultimate amount of tax benefit likely to be recaptured. As of the date of our response to the Staff, over 91 percent of the 512 solar generator units owned by Valley’s three funds have been positively identified by a third party specialist at several leasee and other locations throughout the United States. Additionally, based upon the current facts, our attorney has concluded that all three funds should meet the more likely than not threshold for tax purposes. However, we have also learned through our investigation that the IRS has challenged the valuation appraisals of similar solar generator units that were used to determine the federal renewable energy tax credits related to another DC Solar fund owned by an unrelated investor. While the original valuation of our solar units, and ultimately tax credits recognized by us from 2013 to 2015, are supported by an appraisal performed by a well-recognized national appraisal firm, we believe it is probable that the IRS will challenge the valuation of our tax positions in a similar fashion as this unrelated investor.

April 25, 2019

Given the circumstances that we are aware of at the time and management's best judgments regarding the settlement of the tax positions that it would ultimately accept with the IRS, we currently expect a partial loss and tax benefit recapture. The loss estimation is based upon the original appraisal using internal management discount criteria at March 31, 2019. As a result of this assessment, our first quarter of 2019 net income includes an increase to our provision for income taxes of $12.1 million, reflecting the reserve for uncertain tax liability positions related to renewable energy tax credits and other tax benefits previously recognized from the investments in the DC Solar funds plus interest. We can provide no assurance that we will not recognize additional tax provisions related to this uncertain tax liability as we learn additional facts and information, or that we will not ultimately incur a complete loss on the related tax positions, which is currently estimated to be $28.8 million (inclusive of the $12.1 million provision for the first quarter of 2019).

We continually monitor our tax positions for the underlying facts, circumstances, and information available including the federal investigation of DC Solar and changes in tax laws, case law and regulations that may necessitate subsequent derecognition of previous tax benefits.

Valley hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and
•	Valley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-305-4003.

Very truly yours,

/s/ Alan D. Eskow

Alan D. Eskow

Senior Executive Vice President and

Chief Financial Officer